January 16, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: H. Christopher Owings

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated December 23, 2008 Form 10-K for the fiscal year ended December 31, 2007, filed February 26, 2008, and
Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008, filed April 29, 2008, July 29, 2008 and October 28, 2008 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Mr. Owings:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP a Delaware limited partnership, (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated December 23, 2008 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 (File No. 001-32665) (collectively, the “Reports”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Report.

 9 Greenway Plaza, Suite 2800 Houston, Texas 77046   713.479.8000

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1. Business, page 3

Introduction, page 3

1. In the first paragraph on page one you state that Loews Corporation indirectly owns 68.0% of the equity of Boardwalk Pipeline Partners, LP.  However, on page 96 in your "Security Ownership of Certain Beneficial Owners and Management" table you list Loews Corporation as an indirect owner of 70.38%.  Further, you indicate in footnote one on page 96 that you have 90,656,122 common units and 33,093,878 subordinated units outstanding. The table indicates that between subordinated and common units Loews Corporation owns indirectly 86,350,000 units of Boardwalk Pipeline Partners, LP which is 69.7% of Boardwalk Pipeline Partners, LP outstanding units. Please ensure that the number of shares and the percentage of ownership that Boardwalk Pipeline Holding Company owns and Loews Corporation indirectly owns in Boardwalk Pipeline Partners, LP are consistently disclosed.

Response:  At December 31, 2007, Loews Corporation (Loews) indirectly owned 53,256,122 common units and 33,093,878 subordinated units, or a total of 86,350,000 limited partner units, out of a total of 123,750,000 limited partner units.  This represented 69.7% of the Registrant’s limited partner interests and 68.0% of total partnership interests which includes limited partner and general partner interests.  Loews also indirectly owned a 2% general partner interest in the Registrant, bringing Loews’ total equity ownership interest to 70.38%.    The above-described ownership interests and percentages do not include Loews’s indirect ownership of the Registrant’s incentive distribution rights, which entitle the holder thereof to additional cash distributions after common unit holders receive certain threshold distributions.  In future filings, the Registrant will revise its disclosure to ensure that the ownership interests are clearly and consistently disclosed.

Item 3. Legal Proceedings, page 26

2. In the first paragraph on page 58 you describe litigation you are involved in arising from natural gas leaks from two natural gas storage caverns. Please provide the name of the court where the class action suits were filed, the date the class action suits were filed and the principal parties thereto. Please indicate where a majority of the class actions suits are now pending as individual actions. In both cases, please identify the relief the plaintiffs seek. With regard to the lessor's affirmative claim against Gulf South, please disclose the name of the court where the litigation is pending, the date the litigation was initiated, the principal parties thereto and the relief the plaintiff seeks. Please refer to Item 103 of Regulation S-K.

Response:  In the future, the Registrant will provide the required information for any litigation disclosed in its filings.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31.

3. Please expand this section to discuss any known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in a material way and the actions you are taking to address them. For example, please discuss:

•	the affect that current credit market disruptions may have on your ability to issue debt and equity securities on terms or in proportions favorable to you;

•	the potential impact to your business from increased competition due to completion of new pipeline projects under construction by competitors;

•
the potential impact to your business if you are unable to renew the 13% of long-term contracts that will terminate or will have the ability to terminate at the end of 2008 involving deliveries to your Lebanon facility; and

•	the decline in the price of oil which will impact the price of natural gas.

Please discuss in reasonable detail any other economic or industry-wide factors relevant to your company, and any material opportunities, challenges, and risks in the short and long terms and the actions you are taking to address them. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:  In future filings, the Registrant will provide in Management’s Discussion and Analysis expanded disclosure of known material trends and uncertainties including, where applicable, those described above.

Liquidity and Capital Resources, page 36

Expansion Capital Expenditures, page 36

4. On page 36, you state that you expect to incur increased capital expenditures of approximately $3.1 billion in 2008. In your table of "Commitments for Construction" on page 62 your contracts authorized for capital commitments in the next year total $834.7 million. In light of the fact that you have only $834.7 allocated to capital commitments for the next year, please discuss the basis for your estimation that you expect to expend $3.1 billion in 2008 in capital expenditures.  Please discuss in greater detail what portion of the $3.1 billion represents expenditures for projects already under construction.

Response:  The commitments for construction are comprised of binding commitments under purchase orders for materials ordered but not received and firm commitments under binding construction service agreements existing at December 31, 2007.  The vast majority of these commitments relate to the Registrant’s pipeline and storage expansion projects which are discussed in detail in the 2007 Form 10-K and 2008 Forms 10-Q.  In future filings, the Registrant will revise the lead-in to the “Commitments for Construction” table to better describe the commitments for construction (such as provided in the first sentence of this paragraph) and to provide a cross-reference to the “Expansion Capital Expenditures” section of Management’s Discussion and Analysis.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

The $3.1 billion estimated capital expenditures for 2008 represented the Registrant’s estimate of its total capital expenditures related to its expansion projects, including amounts not legally committed, based on information available near the filing dates of such reports. The $3.1 billion estimate was arrived at by management of the Registrant based upon internally generated financial models and timelines that are used to produce cost and construction timing estimates for each of the projects.  Factors considered in the estimates include, but are not limited to, those related to pipeline costs based on mileage, size and type of pipe, materials and construction and engineering costs.

Beginning with its filing on Form 10-Q for the first quarter 2008, which was filed after the completion of the Registrant’s East Texas to Mississippi pipeline expansion project, the Registrant has disclosed its cost estimates for each of the remaining expansion projects individually, as well as the status and timing of the remaining projects.  The Registrant will provide information in substantially the same form in future filings, along with additional disclosure discussing the basis for the estimates and disclosure regarding the portion of the estimate that represents expected expenditures for projects under construction as described above.

The Registrant notes that all of its major expansion projects are expected to be substantially completed during the first quarter 2009, thereby substantially removing the construction cost and timing risks of these projects which have been discussed in prior filings.

5. You state that you have experienced cost increases in your capital projects and that various factors could cause your costs to exceed that amount as noted elsewhere in the report.  Please expand this section to discuss the various factors that could cause cost increases, including a discussion of causes of historical cost increases, or direct the readers where in your report they can find this information. Also, please discuss the actions you are taking to mitigate the cost increases.

Response: The historical cost increases experienced by the Registrant in connection with its pipeline expansion projects, and potential future cost increases, were described in the Registrant’s 2007 Form 10-K in Part I, Item I under the caption “Pipeline Expansion Project Costs and Timing” and in Part I, Item IA under the caption “Business Risks – We are undertaking large, complex expansion projects which involve significant risks that may adversely affect our business.”  The risk factor noted above contained the following disclosure:

“These cost overruns and construction delays have resulted from a variety of factors, including the following:

•  delays in obtaining regulatory approvals;

•  adverse weather conditions;

•  delays in obtaining key materials; and

•	shortages of qualified labor and escalating costs of labor and materials resulting from the high level of construction activity in the pipeline industry.”

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

A cross reference to these discussions was provided on page 36 of the filing, under the caption “Liquidity and Capital Resources – Expansion Capital Projects,” in lieu of repeating this information.

The “Liquidity and Capital Resources – Expansion Capital Projects” section of each of the Registrant’s Forms 10-Q filed in 2008 also stated that Registrant’s cost and timing estimates for its expansion projects continue to be subject to a variety of risks and uncertainties, including obtaining regulatory approvals, adverse weather conditions, delays in obtaining key materials, shortages of qualified labor and escalating costs of labor and materials.  As noted above, the expansion projects are nearing completion, which has reduced these risks.  However, in future filings, the Registrant will, where applicable, address the risks associated with any material ongoing capital projects and the actions taken to mitigate any cost increases associated with such projects.

6. Please also discuss your anticipated sources of funds for capital expenditures. You indicate on page 36 that you have financed these funds in prior years with proceeds from equity and debt financings. Disclose whether you plan to continue to rely on such sources or whether you plan to use alternate sources.  In this regard, we note the disclosure in your most recent Form 10-Q for the quarter ended September 30, 2008 that your Credit Facility has limited borrowing capacity available.

Response:  During 2008, the Registrant received the following proceeds from equity and debt issuances:

Date of Issuance	Net Cash Proceeds Received	Type of Issuance

March 2008	$247.2 million	Public offering of debt securities
June 2008	$248.8 million	Public offering of common units
June 2008	$700.0 million	Private placement of class B units to Loews
November 2008	$500.0 million	Private placement of common units to Loews

The Registrant has also borrowed under its revolving credit facility to finance its expansion projects.  In its third quarter 2008 Form 10-Q, the Registrant disclosed that the total borrowing capacity under that credit facility was reduced from $1.0 billion to $950 million as a result of the bankruptcy of one of the lenders, an affiliate of Lehman Brothers.  The Registrant has also disclosed, and will continue to disclose, in its periodic reports the total amount borrowed and the remaining availability under the credit facility as of the end of the period covered by such report.

In addition, as discussed on page 25 of the Registrant’s Form 10-Q for the third quarter 2008, Loews has advised the Registrant that Loews is willing to provide financing for the approximately $1.0 billion of remaining cost (as of the date of such filing) to complete its expansion projects, to the extent such financing is not available from third party sources on acceptable terms.  In the fourth quarter 2008, Loews invested $500 million in additional equity of the Registrant. As a result, the Registrant believes that the financing necessary to complete its expansion projects will be available.    As discussed in response to comment number 4, the Registrant expects to substantially complete its capital expansion projects during the first quarter 2009.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

The Registrant has historically disclosed that it expects to fund its capital expenditures, other than those required for expansion projects, with cash from operations. In future filings, the Registrant will continue to disclose the anticipated sources of funding for its projected capital expenditures.

Credit Facility, page 37

7. In your "Risk Factor" section on page 12 you indicate that your revolving credit agreement contains operating and financial covenants that restrict your business and financing activities. Please expand your discussion to discuss the operating and financing covenants that restrict your business and financing activities and any impact these have on your ability to obtain the financing to maintain operations and continue your capital investments.

Response:  The Registrant’s revolving credit facility contains customary negative covenants, including among others limitations on the payment of cash dividends and other restricted payments, the incurrence of additional debt, sale-leaseback transactions and transactions with affiliates of the Registrant. The facility also contains a financial covenant that requires the Partnership and its subsidiaries to maintain a ratio of total debt to EBITDA, as defined in the credit agreement, of not more than 5.0 to 1.0.  Although the Registrant does not believe that these covenants have had a material impact on its business and financing activities or its ability to obtain the financing to maintain operations and continue its capital investments, they could restrict the Registrant in some circumstances as stated in its risk factors.  In particular, maintaining compliance with the financial covenant may limit the Registrant’s ability to incur additional indebtedness to finance its growth projects, which could limit the Registrant’s growth opportunities or result in the issuance of more equity securities by the Registrant than previously anticipated. In future filings, the Registrant will expand the discussion of the Credit Facility in Management’s Discussion and Analysis  to include a discussion of the operating covenants and any impact the operating and financial covenants have on the Registrant’s ability to obtain financing to maintain operations and continue capital investments such as provided above.

Item 7 A. Quantitative and Qualitative Disclosures about Market Risk, page 41

8. Please present summarized market risk information for the preceding fiscal year.  In addition, please discuss the reasons for any material quantitative changes in market risk exposure, if any, between the current and preceding fiscal years. Refer to Item 305(a)(3) of Regulation S-K.

Response:  In future filings, the Registrant will include summarized market risk information for the preceding fiscal year and discuss any material quantitative changes in market risk exposure.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Item 9. Controls and Procedures, page 82

Disclosure Controls and Procedures, page 82

9. We note that you include a summarized definition of the definition of disclosure controls and procedures outlined in Exchange Act Rule 13a-15(e). In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now.  In this regard, please state, if true, whether the principal executive and principal financial officer concluded that the controls and procedures were effective during the periods covered by your Form 10-K and Form 10-Qs filed in 2008 to "ensure that information required to be disclosed by [you]in the reports that [you]file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to "ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."  Additionally, please confirm to us that your conclusion regarding effectiveness would not change had these statements been included in the filing. Alternatively, you may simply omit a definition of disclosure controls and procedures and state that the officers concluded that your disclosure controls and procedures are effective.

Response:  The Registrant confirms that the principal executive and principal financial officer concluded that the controls and procedures were effective during the periods covered by the Registrant’s Form 10-K and Forms 10-Q filed in 2008 and that the conclusion regarding effectiveness of controls would not have changed had the full definition of disclosure controls and procedures been included in the 2007 Form 10-K.  In future filings, the Registrant will omit the definition of disclosure controls and procedures and will state that the officers concluded that the Registrant’s disclosure controls and procedures are effective.

Changes in Internal Control over Financial Reporting, page 82

10.	You state that "[t]here were no other changes in our internal controls ...." which implies that you may have had changes to your internal controls in the covered period. Please

11.
confirm, if true, that you had no changes in your internal controls during the quarter ended December 31, 2007. If you had changes in your internal controls during the quarter ended December 31, 2007 please revise your filing to discuss the changes.

Response:  The Registrant had no changes in internal controls during the quarter ended December 31, 2007.  The word “other” in the phrase “there were no other changes in our internal controls” will be deleted from future filings, if applicable.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Item 10. Directors and Executive Officers of the Registrant, page 83

Management of Boardwalk Pipeline Partners, LP, page 83

12.
 Please expand your disclosure regarding the business experience of Mark L. Shapiro to include his principal occupation and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant. Please refer to Item 401(e) of Regulation S-K.

Response:  The Registrant  confirms that Mark L. Shapiro’s principal occupation since 1998 has been as a private investor and that he has had no other principal occupation or employment in the past five years.

Item 11.  Executive Compensation, page 86

Compensation Discussion and Analysis, page 86

Overview, page 86

13. In the first paragraph on page 86 you state " ... we may consider the executive compensation programs of other companies engaged in similar businesses to ours ... " If you have benchmarked different elements of your compensation against compensation programs of other companies engaged in similar businesses then please identify the companies you reviewed. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response: As indicated in the referenced disclosure, the Registrant, at the time of its initial public offering in 2005, considered the executive compensation programs of various companies engaged in similar businesses with similar corporate structures in the initial development of the compensation programs, particularly with regard to the development of the Long Term Incentive Plan and the Strategic Long Term Incentive Plan. The Registrant considered those programs to obtain a general understanding of current compensation practices and industry trends.  However, no benchmarking of total compensation, or any element of compensation, is performed against any particular group of companies. As a result, the Registrant has not referred to a peer group as such, or identified any component companies of a peer group. In addition, the Registrant does not target overall compensation, or any specific element of compensation, to a certain percentage of the compensation paid by the members of any peer group.

In future filings, the Registrant will revise its disclosure to clarify that it does not benchmark any elements of its compensation program.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

14. In the fourth paragraph you state that "... the primary factor in setting compensation is an evaluation of the individual's performance in the context of our overall performance for such year." Please discuss what specific items of overall performance you take into account in setting compensation policies and making compensation decisions. Please refer to Item 402(b)(2)(v) of Regulation S-K. Also, please discuss how specific forms of compensation are structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to these items of corporate performance, describing the elements of individual performance and/or contribution that are taken into account. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:  In setting compensation policies and making compensation decisions for its named executive officers, the Registrant typically takes into account certain financial measures, operating goals and project milestones.  For 2007, incentive compensation decisions were evaluated in the context of the achievement of certain targets related to EBITDA, cash distribution levels and the completion of milestones related to the expansion projects.  However, the Registrant does not rely on formula-driven plans when determining the aggregate amount of compensation for each named executive officer.  In addition, all increases in compensation in 2007 were evaluated in the context of the assumption by each of Messrs. Gafvert, Jones, Cody, Earley and McMahon of new responsibilities and positions as executive officers.

The following is a discussion of how specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance and/or individual contribution to corporate performance:

Base salary. In determining the amount of base salary, the Board generally takes into consideration the responsibilities of each named executive officer and determines compensation appropriate for services to be rendered during the year.  The base salary of the chief executive officer was increased 35% and the base salaries of certain of the other named executive officers were increased from 8% to 14% at the beginning of 2007.  These increases, which were considered in connection with the assumption of new responsibilities and positions as executive officers, were determined through discussions between Mr. Gafvert and the Chairman of the Board of Directors (Board) and were thereafter presented to and approved by the Board.

Incentive compensation.  The Registrant’s incentive compensation programs, and the compensation awarded under them, are discretionary and are not formulaic in nature.  In the context of performance and past compensation policies and practices, the Board considers individual performance factors that include the Board’s view of the performance of the individual, the responsibilities of the individual’s position and the individual’s contribution to the company and to the financial and operational performance for the most recently completed fiscal year.  There is no specific weighting given to each factor, but rather the Board considers and balances these factors in its judgment and discretion.

In future filings, the Registrant will expand and supplement its disclosure to address the matters described above.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Incentive Compensation-Cash Bonuses and Phantom Common Unit Awards, page 87

15. You discuss that you set bonus targets for the Partnership, which includes executive bonuses, based on meeting specific financial measures, operating goals and project milestones. Please disclose the bonus targets, financial measures, operating goals and project milestones for 2007. Please refer to Item 402 of Regulation S-K and in particular Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

Response:  At the beginning of each fiscal year, the Board establishes a bonus pool from which a broad group of employees, including the named executive officers, will be paid at year-end.  At the time it establishes the bonus pool, the Board also determines the company financial or operating measures which will be used as guidelines in determining the payouts to be made from the pool at year-end.  However, these measures are not firm targets or goals that must be achieved in order for payouts from the bonus pool to be made; rather, the Board considers these measures in determining whether to adjust the size of the bonus pool at year-end and in awarding payments from the pool. The 2007 company financial measures, operating goals and project milestones included annual EBITDA of $391.2 million, a cash distribution target of $1.74 per common unit, progress of the expansion projects consistent with internal cost and timing estimates and renewals of expiring customer transportation contracts.

In future filings, the Registrant will expand and supplement its disclosure to clarify the manner in which it uses historical financial and operating measures in its compensation program.

16. Please also discuss how you determine the amount that you ultimately pay out to your named executive officers and whether that amount is based upon a particular reference point, such as a particular percentage of salary that varies depending upon the level at which the bonus targets are met.

Response: When determining the amount that is ultimately paid out to our named executive officers the Board considers a number of factors, including the prior year bonus paid, whether the financial measures, operating goals and project progression discussed above were achieved and the individual contributions of each executive to the Registrant’s overall business success for such year.  However, the final amount of any payout under the Registrant’s bonus program is completely discretionary, based on the judgment of the Board, and is not generated or calculated by reference to any particular performance metric.

Pension Benefits, page 93

17. Please disclose why Mr. Cody, Mr. Earley and Mr. McMahon were not included under your "Pension Benefits" table.

Response:  Only employees of the Registrant’s Texas Gas subsidiary are eligible to receive the pension benefits discussed in the “Pension Benefits” table.  Mr. Gafvert, Mr. Cody, Mr. Earley and Mr. McMahon are, and during all relevant periods were, employees of Gulf South, and were not covered under any Texas Gas benefit plans.

In future filings, the Registrant will expand and supplement its disclosure to explain which, if any, of the Registrant’s named executive officers are ineligible to receive disclosed pension benefits.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Potential Payments Upon Termination or Change-in-Control, page 95

18. Please revise this discussion as it relates to potential payments upon termination or change-in-control to quantify the estimated payments and benefits that would be provided in each circumstance. See Item 402(j)(2) Regulation S-K and Instruction 1 to Item 402(j). Further, while the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. Refer to section VI of the Securities Act Release 33-8732A.

Response: The Registrant intends to present the information for potential payments upon termination or change in control for each named executive officer as required by Item 402(j) of Regulation S-K in a tabular format which will include a total amount of benefits to be received by such officer upon the occurrence of each of the events. Please see Appendix I to this letter for the Registrant’s proposed disclosures to address the Staff’s comments.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 96

19. Please disclose whether the table includes shares each individual has the right to acquire beneficial ownership of within 60 days. If the shares listed in the table do include shares that an individual has the right to acquire beneficial ownership of in the next 60 days please disclose the amount of these shares in a footnote to the table. Please refer to Instruction two to Item 403 of Regulation S-K.

Response:  None of the parties named in the table had the right to acquire beneficial ownership of the Registrant’s partnership units within 60 days of the indicated date (February 15, 2008).  In future filings the Registrant will revise the language preceding the table to clarify that the information in the table includes any such units which the parties listed in the table have the right to acquire within 60 days.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 97

20.
 We note your disclosure on page 79 that Loews Corporation, a beneficial owner of more than 5% of your stock, provided, at a cost of $12.1 million, a variety of corporate services to you during fiscal year 2007. Please disclose if the Audit Committee

21.	reviewed and approved or ratified these transactions in accordance with its procedures regarding review of related party transactions described on page 97.

Response: The services agreements under which Loews provides services to the Partnership and its subsidiaries have been operative since prior to the Registrant’s initial public offering. The Registrant’s operating budget, which separately states the amounts expected to be charged by Loews for corporate services for the following year, is approved each year by the full Board, a majority of which are not affiliated with Loews. The Registrant’s policies and procedures regarding related party transactions do not require periodic re-review or re-approval of transactions under the services agreements, provided that the services provided by Loews are consistent with past practice.  However, if the Registrant were to request any new services to be provided by Loews, then those new services would be subject to review and approval by the Audit Committee and further review and approval by the Board’s Conflicts Committee as to fairness and reasonableness, in accordance with the Registrant’s partnership agreement and the Board’s policy regarding related party transactions.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

In future filings the Registrant will revise its disclosure to explain that transactions consistent with past practice under the services agreements do not require review, approval or ratification and will identify any other disclosed transactions with related persons where the Registrant’s policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed.

22. Please disclose whether your policies regarding review of certain related party transactions are in writing and, if not, how your policies and procedures are evidenced. Please refer to Item 404(b)(1)(iv) of Regulation S-K.

Response: The Registrant’s policies and procedures regarding related party transactions are in writing.  The Registrant will include a statement to that effect in future filings.

Item 15 - Exhibits and Financial Statement Schedules, page 99

Exhibits 31.1 and 31.2

23. We note that in the certifications you provided under Item 601(31) of Regulation S-K that you omitted the parenthetical phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d) and the parenthetical phrase "(or persons performing the equivalent functions)" in paragraph 5.  We also note that you added words such as "consolidated" before the words "financial statements" and changed other parts of paragraph 3. Please be advised that your Exhibit 31.1 and 31.2 should match the language of Item 601(b)(31) of Regulation S-K exactly. Please confirm that in all future filings you will file Exhibits 31.1 and 31.2 with the exact language provided in Item 601(b)(31) of Regulation S-K.

Response: The Registrant will include the exact language provided in Item 601(b)(31) of Regulation S-K in all future filings on Form 10-K.

Form 10-Q for the Fiscal Period Ended March 31, 2008

Part II. Other Information, page 30

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 30

24. You indicate that on March 25, 2008 your general partner purchased 1,500 of your common units and subsequently granted them to your independent directors as part of their compensation. Please provide the information regarding your repurchase of these securities in the tabular format set forth in Item 703 of Regulation S-K.

Response:  In future filings, the Registrant will use the tabular format set forth in Item 703 of Regulation S-K.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

Form 10-Q for the Fiscal Period Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 22

25. In light continued uncertainties in the credit markets, your intensive capital investments, and your reliance upon capital financing, please discuss this uncertainty and any other known trend, demand, commitments, events or uncertainties that have resulted or are reasonably likely to result in your liquidity increasing or decreasing in a material way since the end of the last fiscal year. For example, please discuss how the recent tightening of the credit markets will affect your operations if at all and the actions you are taking to address them, considering your disclosure that you have limited resources available to you under your Credit Facility.

Response: Please see the response to comment number 4 regarding the pending expected completion of the expansion projects, comment number 6 regarding the available financing to complete such projects and the response to comment number 3 regarding the Registrant’s intention to disclose known material trends and uncertainties.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

*  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Company is, of course, amenable to enhancing its disclosures in the context of the Comment letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Company believes any disclosures in the captioned Form 10-K and Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082.

        Very truly yours,
By:	/s/ Jamie L. Buskill
Senior Vice President and Chief Financial Officer

APPENDIX I

Potential Payments Upon Termination or a Change of Control Table

The following table represents our best estimate as to the amount each of our named executive officers would have received upon the applicable termination or change of control event, if such event would have occurred on December 31, 2007.  The closing price of our common units on the NYSE on December 31, 2007, $31.10, was used to calculate these amounts.

Name	Plan Name	Change in Control (1)	Termination other than for Cause (2)	Termination for Cause, or voluntary resignation	Retirement (3)	Death or Disability

Rolf A Gafvert	LTIP (4)	$541,074	$541,074	$-	$541,074	$541,074
	SLTIP (5)	851,897	851,897	-	851,897	851,897
	Severance Plan (6)	-	-	-	-	-
	PTO/Vacation (7)	6,219	6,219	6,219	6,219	6,219

H. Dean Jones (8)	LTIP (4)	152,929	152,929	-	152,929	152,929
	SLTIP (5)	340,759	340,759	-	340,759	340,759
	Severance Plan (6)	327,368	327,368	-	-	-
	PTO/Vacation (7)	18,750	18,750	18,750	18,750	18,750

Jamie L. Buskill (8)	LTIP (4)	69,470	69,470	-	69,470	69,470
	SLTIP (5)	386,193	386,193	-	386,193	386,193
	Severance Plan (6)	245,691	245,691	-	-	-
	PTO/Vacation (7)	20,769	20,769	20,769	20,769	20,769

Brian A. Cody	LTIP (4)	226,112	226,112	-	226,112	226,112
	SLTIP (5)	420,269	420,269	-	420,269	420,269
	Severance Plan (6)	-	-	-	-	-
	PTO/Vacation (7)	4,401	4,401	4,401	4,401	4,401

John C. Earley Jr.	LTIP (4)	248,309	248,309	-	248,309	248,309
	SLTIP (5)	374,835	374,835	-	374,835	374,835
	Severance Plan (6)	-	-	-	-	-
	PTO/Vacation (7)	4,349	4,349	4,349	4,349	4,349

Michael E. McMahon	LTIP (4)	226,112	226,112	-	226,112	226,112
	SLTIP (5)	352,118	352,118	-	352,118	352,118
	Severance Plan (6)	-	-	-	-	-
	PTO/Vacation (7)	4,162	4,162	4,162	4,162	4,162
1)     Please note that the amounts listed under the “Change of Control” column will apply only in the event that the Change of Control definition for that particular plan has been triggered.

2)     This column includes a termination for Good Reason pursuant to the Severance Plan.

3)     Retirement age is defined under the LTIP and SLTIP as age 65 or older, although a participant in the plan can become fully vested in outstanding awards at age 60 with Board approval. Retirement of a participant prior to age 60 would result in the forfeiture of outstanding awards. As of December 31, 2007, none of the named executive officers were eligible for retirement as defined in the LTIP and the SLTIP.

4)     LTIP amounts were determined by multiplying the number of unvested Phantom Common Units each executive held on December 31, 2007, by the value of our common units on that date, $31.10.  The resulting number was then added to the value of the DERs that were associated with the accelerated Phantom Common Units.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
January 16, 2009

5)     SLTIP amounts were determined by multiplying the number of unvested Phantom GP Units each executive held on December 31, 2007, by the value of each GP unit on that date based upon full vesting of outstanding awards and valued using the plan formula value assuming cash distributions made by the Partnership to its general partner for the four consecutive quarters ending on December 31, 2007, of $6.6 million and an implied yield on the Partnership’s common units of 5.8% at December 31, 2007.

6)     Includes 52 weeks of severance pay and three months of medical and dental coverage at active employee rates under COBRA pursuant to the Texas Gas Severance Pay Plan, which was available to all employees of Texas Gas. Benefits under this plan were not available to employees of Gulf South, therefore Messrs. Gafvert, Cody, Earley and McMahon were not covered under the plan. The severance plan was terminated effective December 1, 2008.

7)     Includes earned but unused vacation at December 31, 2007.

8)    Messrs. Jones and Buskill would also be entitled to receive payment under the SRP six months after termination for any reason, which amounts are reported in the “Pension Benefits” table on page 93 of the Partnership’s Form 10-K for 2007.